FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2007	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

FOR IMMEDIATE DISTRIBUTION

COCA-COLA FEMSA ANNOUNCEMENT

Mexico City, Mexico (October 10, 2007). On September 26, 2007, the National Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) authorized Administración, S.A.P.I. de C.V. (“Administración”), a Mexican company owned directly or indirectly in equal proportion by Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca Cola FEMSA") and the Coca-Cola Company (NYSE: KO), to launch a Tender Public Offering (“Tender Public Offering”) to buy 100% of the shares representative of the capital stock of the company Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) ("Jugos del Valle").

Today, Administración launched the mentioned Tender Public Offering to buy the shares for an approximate amount of US$370 million in cash, equivalent to a price of US$6.34 per share and assuming liabilities for approximately US$86 million.

This transaction increases the presence of The Coca-Cola Company and Coca-Cola FEMSA, in the fast growing non-carbonated beverage segment in Latin America.

Once the Tender Public Offering to buy the shares is completed, and as soon as possible, both companies will invite the rest of the bottlers of The Coca-Cola Company branded products in Mexico and Brazil, respectively, to participate in the joint-venture. Jugos del Valle is the second largest producer of juice, nectars and juice based products in Mexico, the largest in Brazil and with presence in other American markets.

This transaction has been approved by the Mexican regulatory authorities.

This announcement is not an offer to purchase shares, which will be made only pursuant to the Tender Public Offering, copies of which may be obtained from the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) website www.bmv.com.mx, and the National Banking and Securities Commission website www.cnbv.gob.mx.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com. mx
(5255) 5081-5148

Maximilian Zimmermann
maximilian.zimmermann@kof .com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: October 10, 2007	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer